

September 14, 2012

Via E-Mail
Jonathan Oringer, Chief Executive Officer
Shutterstock, Inc.
60 Broad Street, 30th Floor
New York, NY 10004

> **Re:**   **Shutterstock, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 30, 2012**
> **File No. 333-181376**

Dear Mr. Oringer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated August 24, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Consolidated Historical and Unaudited Pro Forma Financial Data, page 9

1.   We note your response to prior comment 3. Please revise the introductory paragraphs on page 9 to clarify the different meaning between the term "Pro forma as adjusted" used in your calculation of earnings per share and the term "Pro forma as adjusted" used in the pro forma balance sheet. In this regard you appear to be missing the effects of the page 11 footnote (2)(ii) from the bulleted explanations on page 9. Similar concerns apply to your introductory paragraph presentation on page 41.

Cash Flows

Operating Activities, page 66

2.   We note your response to prior comment 8 that despite revenues increasing 44% for the six month period ended June 30, 2012 as compared to the same period in 2011, cash from operations declined 5% for the same comparative period. You state that this decline was the result of the Company significantly increasing its investment in personnel, primarily related to technology resources, as well as sales, support, marketing and G&A-related personnel and that the Company expects that the increased rate of investment as compared to revenue will slow somewhat as revenue continues to grow. Tell us what consideration you gave to disclosing these factors as well as any uncertainties that may impact this expectation.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs for

                                        Mark P. Shuman
                                        Legal Branch Chief

cc: Via E-Mail
        David Ruff, Esq.
        Orrick, Herrington & Sutcliffe LLP